ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 5, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	Endeavour International Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2014 by Talisman Group Investments, L.L.C., et al.
File No. 1-32212

Dear Mr. Hindin:

On behalf of our client, Talisman Group Investments, L.L.C. (“Talisman”), we have set forth below Talisman’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated May 2, 2014, regarding the above referenced preliminary proxy statement, filed April 28, 2014 (the “Preliminary Proxy Statement”) related to the proxy solicitation of Endeavour International Corporation (the “Company”). Concurrently with the filing of this letter, Talisman has filed Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding Talisman’s corresponding response.

General

1.	Please note that the proxy card may not confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement. In addition, a person shall not be deemed to be a bona fide nominee and may not be named as such unless he has consented to being named in the proxy statement and to serve if elected. See Exchange Act Rule 14a-4(d). It appears that Messrs. Lancaster and Browning are not bona fide nominees. As we discussed on the telephone on May 2, 2014, please revise the proxy statement and proxy card to comply with Exchange Act Rule 14a-4. Also refer to Section II.I. of Exchange Act Release No. 31326 (Oct. 16, 1992).

Response:

In response to the Staff’s comments, Talisman has revised Amendment No. 1 to comply with Rule 14a-4.

2.	Revise the proxy statement to state by whom the solicitation is made. Refer to Item 4(b)(1) of Schedule 14A.

Response:

In response to the Staff’s comments, Talisman has revised the disclosure on page 2 of the notice to shareholders and on page 9 of Amendment No. 1 to state that the solicitation is made by Talisman Group Investments, L.L.C. and the other participants named in the Preliminary Proxy Statement.

Letter to Stockholders

3.	Disclosure on this page indicates that Talisman questions Mr. Connally’s independence given his interlocking director relationship with the Company’s vice-chairman. Please supplement the disclosure to describe this relationship.

Response:

In response to the Staff’s comments, Talisman has revised the letter to stockholders to describe the interlocking director relationship between Mr. Connally and the Company’s vice-chairman, Mr. Seitz.

Solicitation of Proxies, page 10

4.	We note that the filing persons may solicit proxies in person and by mail, phone, publication and electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We hereby confirm our understanding pursuant to Rule 14a-6(b) and (c) that written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, are required to be filed under the cover of Schedule 14A on the date of first use.

*        *        *

In connection with this response, each of Talisman and the other participants acknowledge the following:

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•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7072 or Anthony Gostanian of Ropes & Gray LLP at (617) 951-7049.

Sincerely,

/s/ Jeffrey R. Katz

Jeffrey R. Katz

Ropes & Gray LLP

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